FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2011

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

PRESS RELEASE 1H2011

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2011

Highlights for the Period

Summary

➢  Energy sales for the first half 2011 grew to Ch$ 1,143,693 million, or 1.9% compared to June 2010, as a result of greater physical sales in Argentina, Peru and Colombia.

➢  Procurement and service costs increased by 14.6% to Ch$ 671,445 million due to the higher energy purchases of Ch$ 65,776 million.

➢  Consolidated thermal generation rose by 14.3% or 1,485 GWh, explained by increases in Argentina, Chile and Peru.

➢  EBITDA reached Ch$ 387,597 million, 23.1% less than the Ch$ 503,742 million reported for the first half 2010, mainly explained by higher energy purchases in Chile and also the effect of the equity tax reform in Colombia.

➢   Net financial expense amounted to Ch$ 62,278 million, this increase is mainly explained by foreign exchange rate variation, which amounted a loss of Ch$ 198 million, compared to the gain of Ch$11,369 million as of June 2010.

➢  Related companies result reached Ch$ 56,656 million, an increase of 37.8% compared to the previous period, mainly due to better results in Endesa Brasil and GNL Quintero.

➢  Earnings attributable to the shareholders of Endesa Chile amounted to Ch$ 161,726 million, 22.4% less than in the previous period.

Performance by country;

➢  In Chile, EBITDA fell by Ch$ 104,643 million, mainly due to:

•    Higher energy purchases of Ch$ 105,304 million.

•    Partially compensated by higher energy sales of Ch$ 8,625 million and lower transportation costs of Ch$ 5,115 million.

➢  In Colombia, EBITDA fell by Ch$ 21,404 million, mainly due to:

•    Increase in other fixed operating costs of Ch$ 40,390 million, due to the one-time effect of the equity tax reform in Colombia which implied the booked on January 1, 2011 for the whole amount of this tax payable in 2011-2014, affecting EBITDA in Ch$ 39,713.

•    Lower energy sales of Ch$ 31,945 million

•       Partially offset by a reduction in energy purchases of Ch$ 39,605 million and fuel costs of Ch$12,856.

➢  In Peru, EBITDA rose by Ch$ 16,648 million due to:

•    Greater energy sales of Ch$ 7,407 million.

•    Lower energy purchases of Ch$ 2,589 million.

•       Partially offset by higher fuel costs of Ch$ 2,824 million.

PRESS RELEASE 1H2011

➢  In Argentina, EBITDA declined by Ch$ 6,746 million due to:

•    Higher fuel costs of Ch$ 36,102 million

•       Partially compensated by higher energy sales of Ch$ 36,838 million.

FINANCIAL SUMMARY

➢  Consolidated debt amounted US$ 4,269 million as of June 30, 2011, 7.8% higher than the previous period.

➢  The financial expenses coverage ratio decreased from 7.7 to 5.5 times.

➢  Liquidity, a key factor for our financial management, continues to show a solid position on a consolidated basis, as shown below:

•          Committed credit lines: US$ 714 million available in the local and international markets, of which US$ 200 million will expire in the short term.

•          Uncommitted credit lines: US$ 1,106 million available in the local capital markets in which we operate.

•          Cash and cash equivalents: US$ 489 million.

➢  Coverage and protection:

Endesa Chile has continued to maintain a strict control over its liquidity, both at the parent and subsidiary levels, through the use of hedging instruments to protect the cash flows from risks arising from fluctuations in exchange and interest rates. The following is a detail of the derivative instruments used as of June 30, 2011:

•          Interest-rate swaps from variable to fixed rates for US$ 303 million.

•          Cross-currency swaps for US$ 404 million and forwards for US$ 304 million, to reduce the exchange risk.

These instruments are constantly evaluated and adjusted according to relevant macroeconomic variables, in order to obtain more efficient levels of protection.

PRESS RELEASE 1H2011

Market Summary

➢  Since July 2010, the Chilean Stock Exchange main index (IPSA) has shown an important increase of 19.1%. Other important stock exchanges showed a strong performance during the period: Bovespa: (1.9%), S&P 500: 28.5%, UKX: 23.7%, Dow Jones Industrials: 27.6%, IBEX: 0.6% and FTSE 250: 30.6% (all yields measured in local currencies).

➢  Endesa Chile’s share price measured in Chilean pesos, increased by 7.1% last twelve months. Divestitures made by Chilean pension funds and other foreign investors have influenced the evolution of Endesa Chile’s stock price, which underperformed the local IPSA index.

➢  Endesa Chile’s ADR price evolution during the same period was in line with the Dow Jones Industrials and S&P indexes, evidencing a robust return of 24.5%.

➢  During the same twelve month period, Endesa Chile continued to be among the most actively traded companies in the Santiago Stock Exchange and the Chilean Electronic Exchange, with an average daily trading volume of US$ 12.3 million, being the sixth most liquid stock in these Chilean exchanges.

Top Ten Daily Average Traded Amount in the Local Market
July 2010 - June 2011
US$ Thousand
LAN	23,143
SQM	21,584
CENCOSUD	18,269
FALABELLA	15,264
LA POLAR	12,511
ENDESA CHILE	12,299
COPEC	10,349
CAP	10,026
ENERSIS	8,901
RIPLEY	8,892
Source: Bloomberg

Risk Rating Classification Information

➢  Endesa Chiles’ current ratings are supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile’s geographic diversification in Latin America provides us a natural hedge against different regulations and weather conditions. Most of our operating subsidiaries are financially strong and have leading market positions in the countries where we operate.

➢  On the other hand, on April 25, Moody's upgraded the senior unsecured rating of Endesa Chile from Baa3 to Baa2 with stable outlook. Recently, on July 15, 2011, Feller Rate confirmed the “AA” local rating of Endesa Chile’s bonds, shares and commercial papers program. Rating perspectives continue to be “Stable”.

➢  The current international risk ratings are:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

➢  The domestic ratings (for securities issued in Chile) are:

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

PRESS RELEASE 1H2011

Table of Contents

TABLE OF CONTENTS	4
GENERAL INFORMATION	5
SIMPLIFIED ORGANIZATIONAL STRUCTURE	5
MARKET INFORMATION	6
EQUITY MARKET	6
DEBT MARKET	8
CONSOLIDATED INCOME STATEMENT ANALYSIS	9
NET INCOME	9
OPERATING INCOME	10
NET FINANCIAL RESULT	10
OTHER RESULTS AND TAXES	10
CONSOLIDATED BALANCE SHEET ANALYSIS	11
ASSETS	11
LIABILITIES AND SHAREHOLDER’S EQUITY	12
DEBT MATURITY WITH THIRD PARTIES	13
EVOLUTION OF KEY FINANCIAL RATIOS	14
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	15
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	16
CAPEX AND DEPRECIATION	16
ARGENTINA	17

CHILE	19

COLOMBIA	20

PERU	22
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	23
SUSTAINABILITY AND THE ENVIRONMENT	27
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	28
OPERATING INCOME BY SUBSIDIARY	29
MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES	30
MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES	31
MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES	31

BRAZIL	32

CONFERENCE CALL INVITATION	36

PRESS RELEASE 1H2011

General Information

(Santiago, Chile, Thursday 28, July 2011) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the six-month periods ended June 30, 2011 and 2010. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between June 30, 2010 and June 30, 2011.

Figures as of June 30, 2011 are additionally translated into US dollars, merely as a convenience translation, using the exchange rate of US$1 = Ch$ 468.15 as of June 30, 2011 for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$ 475.58 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements for such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of June 30, 2010.

*    Endesa Chile’s subsidiaries in Chile are Endesa Eco, Celta, Pangue, Pehuenche, San Isidro, Ingendesa, Enigesa and Túnel El Melón.

Simplified Organizational Structure

PRESS RELEASE 1H2011

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below show the performance of Endesa Chile’s American Depositary Share (“EOC”), compared to the Dow Jones Industrials and the Dow Jones Utilities indexes for the first half, as well as the daily average trading volume, both in NYSE.

ADS return for the period in US$: 24.5%

EOC - Stock price evolution compared to Dow Jones and Dow Jones Utilities
140
120
100
80
(%)
US$ 45.86
US$ 57.11
Jul-10
Aug-10
Sep-10
Nov-10
Dec-10
Jan-11
Mar-11
Apr-11
Jun-11
EOC
Dow Jones Industrials
Dow Jones Utilities

Daily Average Transactions Volume
New York Stock Exchange (1 ADR = 30 common shares)
Average = 97
Thousand ADR
150
100
50
0
108
89
72
114
97
80
114
102
119
86
92
88
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11

Source: Bloomberg

Santiago Stock Exchange (BCS) - Chile

The charts below show the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges.

PRESS RELEASE 1H2011

Madrid Stock Exchange (Latibex) - Spain

The chart below show Endesa Chile’s share price (“XEOC”) over the last twelve months compared to the local Stock Index (IBEX), as well as the average daily trading volume in the Latibex.

Return for the period: 5.5%

XEOC - Stock price evolution compared to IBEX

140
120
100
80
(%)
€$ 36.78
€$ 38.82
Jul-10
Aug-10
Sep-10
Nov-10
Dec-10
Jan-11
Mar-11
Apr-11
Jun-11
XEOC
IBEX

Daily Average Transactions Volume
Latibex (1 Unit = 30 common shares)

Thousand Units
2,0
1,5
1,0
0,5
0,0
Average = 0.6
0,6
0,7
0,4
0,7
0,3
0,4
0,5
0,6
0,4
0,4
0,8
1,5
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11

Source: Bloomberg

PRESS RELEASE 1H2011

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of three of our Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Investment Grade Corporate Bonds Fund Index is an exchange traded fund incorporated in the United States. The Index measures the performance of certain investment grade corporate bonds.

PRESS RELEASE 1H2011

Consolidated Income Statement Analysis

Net Income

Net Income attributable to Endesa Chile’s shareholders as of June 2011 was Ch$ 161,726 million, compared to Ch$ 208,535 million in the previous period, a decrease of 22.4%.

Table 1
	(Million Ch$)				(Thousand US$)
	1H10	1H11	Var 1H10 - 1H11	Chg %	1H11
Sales	1,153,518	1,162,664	9,146	0.8%	2,444,729
Energy sales	1,122,769	1,143,693	20,924	1.9%	2,404,838
Other sales	5,756	4,057	(1,699)	(29.5%)	8,531
Other services	24,993	14,914	(10,079)	(40.3%)	31,360
Other operating income	25,054	13,513	(11,540)	(46.1%)	28,414
Revenues	1,178,571	1,176,178	(2,394)	(0.2%)	2,473,144

Power purchased	(124,939)	(190,715)	(65,776)	(52.6%)	(401,016)
Cost of fuel consumed	(332,204)	(356,130)	(23,926)	(7.2%)	(748,833)
Transportation expenses	(103,469)	(103,476)	(7)	(0.0%)	(217,579)
Other variable procurements and services	(25,356)	(21,123)	4,233	16.7%	(44,416)
Procurements and Services	(585,969)	(671,445)	(85,476)	(14.6%)	(1,411,845)

Contribution Margin	592,603	504,733	(87,870)	(14.8%)	1,061,299

Work on non-current assets	305	5,092	4,786	1568.8%	10,706
Employee expenses	(36,494)	(30,458)	6,036	16.5%	(64,045)
Other fixed operating expenses	(52,672)	(91,769)	(39,097)	(74.2%)	(192,962)
Gross Operating Income (EBITDA)	503,742	387,597	(116,145)	(23.1%)	814,998
Depreciation and amortization	(101,074)	(85,175)	15,899	15.7%	(179,098)
Impairment losses	(155)	200	355	228.7%	420
Operating Income	402,512	302,621	(99,891)	(24.8%)	636,320

Net Financial Income	(57,056)	(62,278)	(5,222)	(9.2%)	(130,952)
Financial income	7,807	8,336	529	6.8%	17,528
Financial expenses	(74,133)	(67,476)	6,657	9.0%	(141,881)
Income (Loss) for indexed assets and liabilities	(2,099)	(2,939)	(840)	(40.0%)	(6,181)
Foreign currency exchange differences, net	11,369	(198)	(11,567)	(101.7%)	(417)
Gains	22,504	9,544	(12,960)	(57.6%)	20,068
Losses	(11,136)	(9,742)	1,393	12.5%	(20,485)
Share of the Profit (Loss) of Associates Accounted for Using the Equity Method	41,100	56,656	15,555	37.8%	119,129
Net Income From Other Investments	(0)	182	182	138877.9%	382
Net Income From Sales of Assets	92	542	450	488.1%	1,140

Net Income Before Taxes	386,649	297,723	(88,926)	(23.0%)	626,020
Income Tax	(107,374)	(85,950)	21,423	20.0%	(180,728)
NET INCOME ATTRIBUTABLE TO:	279,275	211,772	(67,502)	(24.2%)	445,293
Owners of Parent	208,535	161,726	(46,809)	(22.4%)	340,061
Non-controlling Interest	70,740	50,046	(20,694)	(29.3%)	105,231

Earning per share (Ch$ /share and US$ / ADR)	25.4	19.7	(5.7)	(22.4%)	1.2

PRESS RELEASE 1H2011

Operating Income

Operating Income for the first half 2011 was Ch$ 302,621 million, 24.8% less than Ch$ 402,512 million as of June 2010. This decrease is mainly explained by higher Other Fixed Operating Expenses, which reflects the negative impact of the one-time effect of the reform on the Equity Tax imposed by the Colombian government, accounting on January 1, 2011 the total amount to be paid in the period 2011-2014.

EBITDA, or gross operating income, amounted to Ch$ 387,597 million, a 23.1% reduction compared to the same period of 2010. This figure does not include the contribution of Endesa Brazil of Ch$ 52,373, which is accounted under equity method.

Operating revenues and costs, detailed by business are:

Table 2
	Chile				Argentina				Colombia
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H10	1H11		1H11	1H10	1H11		1H11	1H10	1H11		1H11
Operating Revenues	636,093	625,112	(1.7%)	1,314,420	169,130	204,071	20.7%	429,099	264,343	232,215	(12.2%)	488,278
% of consolidated	54.0%	53.1%		53.1%	14.4%	17.4%		17.4%	22.4%	19.7%		19.7%
Operating Costs	(412,540)	(497,238)	(20.5%)	(1,045,539)	(145,634)	(185,627)	(27.5%)	(390,317)	(147,468)	(133,335)	9.6%	(280,364)
% of consolidated	53.2%	56.9%		56.9%	18.8%	21.2%		21.2%	19.0%	15.3%		15.3%

Operating Income	223,553	127,875	(42.8%)	268,881	23,496	18,444	(21.5%)	38,782	116,875	98,880	(15.4%)	207,914

	Peru				Consolidated				Cons. Foreign Subs. Adj.
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H10	1H11		1H11	1H10	1H11		1H11	1H10	1H11		1H11
Operating Revenues	109,444	115,117	5.2%	242,057	1,178,571	1,176,178	(0.2%)	2,473,144	(439)	(338)	23.0%	(710)
% of consolidated	9.3%	9.8%		9.8%	100.0%	100.0%			(0.0%)	(0.0%)		(0.0%)
Operating Costs	(70,856)	(57,694)	18.6%	(121,314)	(776,059)	(873,556)	(12.6%)	(1,836,823)	439	338	(23.0%)	710
% of consolidated	9.1%	6.6%		6.6%	100.0%	100.0%			(0.1%)	(0.0%)		(0.0%)

Operating Income	38,588	57,423	48.8%	120,743	402,512	302,621	(24.8%)	636,320	-	-

Net Financial Result

The company’s net financial expense amounted Ch$ 62,278 million, 9.2% higher than Ch$ 57,056 million reported as of June 2010, primarily because of debt indexed to inflation for Ch$ 11,567 million, offset by a reduction in financial expenses of Ch$ 6,657 million.

Other Results and Taxes

Related companies results amounted Ch$ 56,656 million as of June  2011, 37.8% increase compared to June 2010. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil, whose contribution amounted to Ch$ 52,373 million.

Income taxes decreased by 20.0%, equivalent to Ch$ 21,423 million, compared to June  2010.

PRESS RELEASE 1H2011

Consolidated Balance Sheet Analysis

Assets

Table 3
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec. 31, 2010	As of June 31, 2011	Var FY2010-1H11	Chg %	As of June 31, 2011

CURRENT ASSETS
Cash and cash equivalents	333,270	229,581	(103,689)	(31.1%)	490,401
Other current financial assets	72	807	735	1018.3%	1,725
Other current non-financial assets	6,626	2,611	(4,015)	(60.6%)	5,577
Trade and other current receivables	250,679	238,992	(11,686)	(4.7%)	510,504
Accounts receivable from related companies	79,032	158,081	79,049	100.0%	337,672
Inventories	42,140	43,904	1,764	4.2%	93,782
Current tax assets	81,208	67,852	(13,356)	(16.4%)	144,937
Total Current Assets	793,027	741,829	(51,198)	(6.5%)	1,584,596

Other non-current financial assets	28,296	30,721	2,425	8.6%	65,622
Other non-current non-financial assets	10,885	11,545	660	6.1%	24,660
Non-current receivables	126,461	132,352	5,891	4.7%	282,713
Investment accounted for using equity method	581,743	590,913	9,170	1.6%	1,262,230
Intangible assets other than goodwill	44,355	44,284	(70)	(0.2%)	94,594
Goodwill	100,085	101,091	1,006	1.0%	215,937
Property, plant and equipment, net	4,253,907	4,425,788	171,882	4.0%	9,453,783
Deferred tax assets	96,114	100,406	4,292	4.5%	214,474
Total Non-Current Assets	5,241,845	5,437,100	195,255	3.7%	11,614,013

TOTAL ASSETS	6,034,872	6,178,929	144,057	2.4%	13,198,609

Company’s Total Assets increased by Ch$ 144,057 million as of June 31, 2011, compared to December 2010, mainly due to:

➢  Non-current assets increased by Ch$ 195,255 million, equivalent to 3.7%, mainly explained by:

❖  Increase in investment accounted under the equity method of Ch$ 9,170 million, mainly explained by the proportional net income of the period of Ch$ 56,656 million, conversion effects of Ch$ 34,500 million, offset by Ch$ 82,105 million in dividends paid.

❖  An increase in property, plant and equipment of Ch$ 171,882 million, mainly explained by additions during the period of Ch$ 152,412 million and conversion effects of Ch$ 105,643 million, offset by Ch$ 83,330 million in depreciation.

➢  Current assets decreased by Ch$ 51,198 million, equivalent to 6.5% mainly due to:

❖  Decrease in cash and cash equivalents of Ch$ 103,689 million, mainly due to lower time deposits and accounts receivables by Ch$ 11,686 million.

❖  Lower tax receivables of Ch$ 13,356 million.

❖  Partially offset by the increase in related companies account receivables of Ch$ 79,049 million.

PRESS RELEASE 1H2011

Liabilities and Shareholder’s Equity

Table 4
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec. 31, 2010	As of June 31, 2011	Var FY2010-1H11	Chg %	As of June 31, 2011

Other current financial liabilities	252,709	321,571	68,863	27.2%	686,898
Trade and other current payables	377,478	311,445	(66,032)	(17.5%)	665,268
Accounts payable to related companies	223,039	129,409	(93,630)	(42.0%)	276,426
Other short-term provisions	44,557	36,794	(7,763)	(17.4%)	78,594
Current tax liabilities	52,742	18,750	(33,992)	(64.5%)	40,051
Current provisions for employee benefits	2,703	-	(2,703)	(100.0%)	-
Other current non-financial liabilities	7,762	6,037	(1,725)	(22.2%)	12,896
Total Current Liabilities	960,990	824,006	(136,983)	(14.3%)	1,760,133

Other non-current financial liabilities	1,538,650	1,702,230	163,580	10.6%	3,636,078
Non-current payables	3,738	991	(2,748)	(73.5%)	2,116
Other-long term provisions	20,919	12,013	(8,905)	(42.6%)	25,661
Deferred tax liabilities	347,010	333,510	(13,500)	(3.9%)	712,399
Non-current provisions for employee benefits	28,653	32,894	4,241	14.8%	70,263
Other non-current non-financial liabilities	30,085	57,706	27,622	91.8%	123,265
Total Non-Current Liabilities	1,969,055	2,139,344	170,289	8.6%	4,569,783

SHAREHOLDERS' EQUITY
Issued capital	1,331,714	1,331,714	-	0.0%	2,844,631
Retained earnings (losses)	1,442,314	1,450,280	7,965	0.6%	3,097,896
Share premium	206,009	206,009	-	0.0%	440,048
Other equity changes	-	-	-		-
Other Reserves	(603,550)	(557,121)	46,429	7.7%	(1,190,049)

Equity Attributable to Shareholders of the Company	2,376,487	2,430,881	54,394	2.3%	5,192,526
Equity Attributable to Minority Interest	728,340	784,697	56,357	7.7%	1,676,167
Total Shareholders' Equity	3,104,827	3,215,578	110,751	3.6%	6,868,693

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,034,872	6,178,929	144,057	2.4%	13,198,609

Company’s Total Liabilities experienced an increase of Ch$ 144,057 million compared to December 2010, mainly due to:

➢  Non-current liabilities increased by Ch$ 170,289 million, equivalent to 8.6%, mainly explained by:

❖  Increase in other non-current financial liabilities of Ch$ 163,580 million in Emgesa due to the issuance of an unsecured bond in the international capital markets for Ch$ 216,085 million offset by Ch$ 71,914 million transfer of long term bank debt to short term, and an increase in Endesa Chile of Ch$ 5,744 million in UF denominated loans due to the positive variation of this index.

❖  Increase in other non-current non-financial liabilities of Ch$ 27,622 million, mainly in Emgesa due to the recognition of future payments of equity tax.

➢  Current liabilities fell by Ch$ 136,983 million, equivalent to 14.3%, mainly explained by:

❖  Reduction in commercial and other accounts payable for Ch$ 66,032 million, mainly due to fuels account obligations and other accounts of Ch$ 150,503 million, including lower dividends payable of Ch$ 129,346 million, offset by an increase in energy purchases accounts payable of Ch$ 84,470 million.

PRESS RELEASE 1H2011

❖  Decrease in accounts payable to related companies of Ch$ 93,630 million, mainly due to lower accounts payable to Codensa of Ch$ 68,695 million.

❖  Reduction in current tax liabilities in Ch$ 33,992 million, mainly due to a lower income tax affecting Emgesa by Ch$ 23,853 million.

❖  Increase in other current financial liabilities of Ch$ 68,863 million, mainly due to interest accrued in subsidiary loans, and the transfer of long term debt to short term in Emgesa (bonds) of Ch$ 87,356 million, offset by loan repayment of Ch$ 22,518 million.

➢  Equity increased by Ch$ 110,751 million compared to December 2010. The controllers’ equity increased by Ch$ 54,394 million which is mainly explained by the result for the period of Ch$ 161,726 million and an increase of conversion reserve of Ch$ 56,338 million. This was offset by the provision of the minimum dividend of Ch$ 155,198 million.

➢  Minority interest increased by Ch$ 56,357 million due to the net translation effects and the minorities’ result.

Debt Maturity with Third Parties

Table 5
(Thousand US$)	2011	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	128,657.1	84,813.8	422,039.2	150,641.8	222,412.4	201.4	1,188,526.7	2,197,292.4
Endesa Chile (*)	128,657.1	84,813.8	422,039.2	150,641.8	222,412.4	201.4	1,188,526.7	2,197,292.4
Argentina	79,001.1	73,132.1	44,220.4	43,907.6	30,418.8	-	17,077.1	287,757.2
Costanera	62,662.8	42,079.9	24,740.0	27,960.0	27,341.9	-	17,077.1	201,861.7
Chocón	16,063.3	31,052.2	19,480.4	15,947.6	3,076.9	-	-	85,620.4
Hidroinvest	275.0	-	-	-	-	-	-	275.0
Peru	34,752.9	59,888.2	51,030.8	49,932.0	33,718.5	5,968.4	180,034.8	415,325.7
Edegel	34,752.9	59,888.2	51,030.8	49,932.0	33,718.5	5,968.4	180,034.8	415,325.7
Colombia	174,141.7	171,338.0	-	79,577.1	140,436.8	-	803,354.8	1,368,848.3
Emgesa	174,141.7	171,338.0	-	79,577.1	140,436.8	-	803,354.8	1,368,848.3
TOTAL	416,552.8	389,172.1	517,290.4	324,058.5	426,986.5	6,169.8	2,188,993.4	4,269,223.5

Table 5.1
(Million Ch$)	2011	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	60,230.8	39,705.6	197,577.6	70,522.9	104,122.4	94.3	556,408.8	1,028,662.4
Endesa Chile (*)	60,230.8	39,705.6	197,577.6	70,522.9	104,122.4	94.3	556,408.8	1,028,662.4
Argentina	36,984.4	34,236.8	20,701.8	20,555.3	14,240.6	-	7,994.6	134,713.5
Costanera	29,335.6	19,699.7	11,582.0	13,089.5	12,800.1	-	7,994.6	94,501.6
Chocón	7,520.0	14,537.1	9,119.8	7,465.9	1,440.5	-	-	40,083.2
Hidroinvest	128.7	-	-	-	-	-	-	128.7
Peru	16,269.6	28,036.7	23,890.1	23,375.7	15,785.3	2,794.1	84,283.3	194,434.7
Edegel	16,269.6	28,036.7	23,890.1	23,375.7	15,785.3	2,794.1	84,283.3	194,434.7
Colombia	81,524.4	80,211.9	-	37,254.0	65,745.5	-	376,090.5	640,826.3
Emgesa	81,524.4	80,211.9	-	37,254.0	65,745.5	-	376,090.5	640,826.3
TOTAL	195,009.2	182,190.9	242,169.5	151,708.0	199,893.7	2,888.4	1,024,777.2	1,998,637.0

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón

PRESS RELEASE 1H2011

Evolution Of Key Financial Ratios

Table 6
Indicator	Unit	FY2010	1H11	Var FY2010-1H11	Chg %
Liquidity	Times	0.83	0.90	0.07	8.4%
Acid-test *	Times	0.78	0.85	0.07	9.0%
Working capital	Million Ch$	(167,963)	(82,178)	85,785	51.1%
Working capital	Thousand US$	(358,780)	(175,537)	183,243	51.1%
Leverage **	Times	0.94	0.92	(0.02)	(2.1%)
Short-term debt	%	32.8	27.8	(4.99)	(15.2%)
Long-term debt	%	67.2	72.2	4.99	7.4%
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	1H10	1H11	Var 1H10 - 1H11	Chg %
Financial expenses coverage*	Times	7.77	5.49	(2.28)	(29.3%)
Op. income / Op. rev.	%	34.15	25.73	(8.42)	(24.7%)
ROE **	%	24.97%	20.97%	(4.0%)	(16.0%)
ROA **	%	10.66%	10.05%	(0.6%)	(5.8%)
* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Annualized figures

Liquidity index as of June 30, 2011 was 0.90 times, an 8.4% increase compared year end, 2010. This ratio shows the Company’s solid liquidity position, meeting its obligations with banks, financing its investments with cash surpluses and reflecting a satisfactory debt repayment schedule.

Acid-test ratio is 0.85 times, a 9.0% increase over December 2010, basically explained by lower accounts payable to related companies and the reduction in trade accounts payables.

Leverage ratio was 0.92 times in June 2011, 2.1% lower compared to December 2010.

PRESS RELEASE 1H2011

Consolidated Statements of Cash Flows Analysis

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	1H10	1H11	Var 1H10 - 1H11	Chg %	1H11

Net Income	279,275	211,772	(67,502)	(24.2%)	445,293

Adjustments to reconcile net income
Income tax expense	107,374	85,950	(21,423)	(20.0%)	180,728
Decrease (increse) in inventories	(2,648)	(2,182)	466	17.6%	(4,587)
Decrease (increase) in trade accounts receivable	(19,799)	13,067	32,867	166.0%	27,477
Decrease (increase) in other operating accounts receivable	(7,807)	(8,336)	(529)	(6.8%)	(17,528)
Decrease (increase) in trade accounts payable	(4,490)	(118,835)	(114,344)	(2546.4%)	(249,873)
Decrease (increase) in other operating accounts payable	74,130	66,197	(7,933)	(10.7%)	139,192
Depreciation and amortization expense	101,074	85,175	(15,899)	(15.7%)	179,098
Impairment losses	155	(200)	(355)	(228.7%)	(420)
Provisions	108	3,444	3,336	3075.4%	7,242
Unrealized foreign exchange losses (gains)	(11,369)	198	11,567	101.7%	417
Adjustments for undistributed profits of associates	(41,100)	(56,656)	(15,555)	(37.8%)	(119,129)
Other non-cash	29,129	94,277	65,147	223.6%	198,235
Other Adjustments	-	-	-	-	-
Total adjustments to reconcile net income	224,757	162,102	(62,655)	(27.9%)	340,851
Dividends paid	-	-	-	-	-
Payments of interest	-	-	-	-	-
Income taxes refund (paid)	(155,039)	(138,706)	16,333	10.5%	(291,657)
Other inflows (outflows) of cash	0	(6,336)	(6,336)		(13,323)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	348,992	228,832	(120,160)	(34.4%)	481,164

Net Cash Flows provided by (used in) Investing Activities
Cash flows used for obtaining control of subsidiaries or other businesses	-	-	-	-	-
Loans to related companies	-	-	-	-	-
Proceeds from sales of property, plant and equipment	137	972	835	609.5%	2,044
Purchase of property, plant and equipment	(148,053)	(149,219)	(1,166)	(0.8%)	(313,761)
Purchase of intangible assets	-	(163)	(163)	-	(342)
Purchase of other long-term assets	(102)	-	102	(100.0%)	-
Proceeds from prepayments reimbursed and third party loans	-	-	-	-	-
Dividends received	38,090	2,430	(35,660)	(93.6%)	5,110
Interest received	662	4,440	3,778	570.6%	9,336
Other inflows (outflows) of cash	-	-	-	-	-
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(109,265)	(141,539)	(32,274)	(29.5%)	(297,613)

Cash Flows provided by (used in) Financing Activities
Proceeds from long-term borrowings	48,259	216,243	167,985	348.1%	454,694
Proceeds from loans from related companies	60,567	53,853	(6,714)	(11.1%)	113,237
Repayments of borrowings	(241,577)	(48,972)	192,604	79.7%	(102,974)
Payments of finance lease liabilities	(4,512)	(4,436)	76	1.7%	(9,327)
Repayment of loans to related companies	(48,845)	(34,199)	14,647	30.0%	(71,909)
Dividends paid	(255,019)	(338,989)	(83,970)	(32.9%)	(712,792)
Interest paid	(64,052)	(51,548)	12,504	19.5%	(108,390)
Other financing proceeds (payments)	(86,951)	(4,222)	82,729	95.1%	(8,877)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	(592,129)	(212,269)	379,860	64.2%	(446,338)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF EXCHANGE RATE	(352,402)	(124,976)	227,426	64.5%	(262,787)

Effect of exchange rate changes on cash and cash equivalents	(1,815)	21,287	23,102	1272.9%	44,761
Net Increase (Decrease) in Cash and Cash Equivalents	(354,217)	(103,689)	250,528	70.7%	(218,026)
Cash and cash equivalents at beginning of period	446,438	333,270	(113,168)	(25.3%)	700,765
Cash and cash equivalents at end of period	92,221	229,581	137,360	148.9%	482,739

The company generated a negative cash flow of Ch$ 124,976 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 228,832 million, representing 34.4% decrease over June 2010. It comprises mainly the net income for the period of Ch$ 211,772 million.

Investing activities generated a negative flow of Ch$ 141,539 million, mainly due to acquisitions of property, plant and equipment for Ch$ 149,219 million.

Financing activities generated a negative flow of Ch$ 212,269 million. This was mainly generated by loan repayments for Ch$ 87,607 million, interest payments for Ch$ 51,548 million and dividends paid for Ch$ 338,989 million, partially offset by proceeds from long term borrowings by Ch$ 216,243 million.

PRESS RELEASE 1H2011

Cash Flow Received From Foreign Subsidiaries by Endesa Chile

Table 8
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	1H10	1H11	1H10	1H11	1H10	1H11	1H10	1H11	1H10	1H11
Argentina	207.3	101.8	-	-	-	-	495.6	1,191.8	702.9	1,293.5
Peru	-	-	15,725.7	9,343.2	-	-	-	-	15,725.7	9,343.2
Brazil	-	-	60,843.2	-	-	-	-	-	60,843.2	-
Colombia	-	-	67,550.9	-	59,462.9	-	-	-	127,013.8	-
Others*	-	1,218.8	-	-	-	-	-	-		1,218.8
Total	207.3	1,320.5	144,119.8	9,343.2	59,462.9	-	495.6	1,191.8	204,285.6	11,855.5
(*) Interest paid by jointly-controlled company Atacama Finance

Capex and Depreciation

Table 9
	Payments for Additions of Fixed Assets			Depreciation
	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	1H10	1H11	1H11	1H10	1H11	1H11
Endesa Chile	108,299	69,735	146,632	29,638	23,870	50,192
Endesa Eco	15,760	1,454	3,058	2,945	3,525	7,413
Pehuenche	197	177	373	6,092	4,266	8,971
San Isidro	1,754	4,595	9,663	4,373	3,416	7,183
Pangue	154	56	117	2,199	1,937	4,073
Celta	1,276	597	1,255	1,283	1,399	2,942
Enigesa	94	-	-	76	134	281
Ingendesa	68	-	-	91	45	94
Túnel El Melón	-	-	-	9	26	55
EASA	5,365	13,172	27,697	9,531	7,837	16,479
Emgesa	3,268	55,890	117,520	20,032	16,793	35,310
Generandes Perú	4,903	3,210	6,750	19,527	17,370	36,524
Transquillota	-	909	1,912	159	167	350
Hidroaysen	2,796	2,498.62	5,254	24	24	50
Gas Atacama	2,235	534	1,123	2,951	2,729	5,737
Consolidation Adjustments			-	-	(207)	(436)
Total	145,054	147,949	311,092	98,930	83,330	175,218

PRESS RELEASE 1H2011

Argentina

The Operating Income in Argentina for first half of 2011 amounted to Ch$ 18,444 million, which represents a reduction of 21.5% compared to the previous year. This is due to higher costs of energy purchase, fuel consumption, and transport.

This result was partially compensated by Ch$ 34,941 million of higher operating revenues as physical sales rose by 11.0% due to higher thermal generation, allowing a 13.2% rise in sales on the spot market. Average energy sales prices in peso terms also recovered, by 10% over the first half of 2010.

EBITDA of Argentina operations amounted to Ch$ 26,281 million, a 20.4% lower than the previous year.

The net effect of translating the financial statements from Argentinean pesos to Chilean pesos in both periods was negative, resulting in a 12.2% decrease in Chilean pesos as of June 2011.

Endesa Costanera

Operating Income was Ch$ 7,698 million as of June 2011, increasing by 16.7% when compared to the first half of 2010. This is mainly explained by 23.4% higher physical sales and a 6.2% rise in average sale prices, partially compensated by an increase of Ch$ 36,102 million in fuel costs.

Table 10
Endesa Costanera	Million Ch$				Thousand US$
	1H10	1H11	Var 1H10 - 1H11	Chg%	1H11
Operating Revenues	139,866	180,888	41,022	29.3%	380,353
Procurement and Services	(117,195)	(156,963)	(39,769)	(33.9%)	(330,046)
Contribution Margin	22,671	23,925	1,253	5.5%	50,306
Other Costs	(8,134)	(9,803)	(1,668)	(20.5%)	(20,612)
Gross Operating Income (EBITDA)	14,537	14,122	(415)	(2.9%)	29,695
Depreciation and Amortization	(7,940)	(6,425)	1,515	19.1%	(13,509)
Operating Income	6,597	7,698	1,100	16.7%	16,186
Figures may differ from those accounted under Argentine GAAP.

Table 10.1
Endesa Costanera	1H10	1H11	Var 1H10 - 1H11	Chg%
GWh Produced	3,940	4,885	945	24.0%
GWh Sold	3,986	4,919	933	23.4%
Market Share	7.3%	8.5%	1.2 pp.

El Chocón

Operating Income amounted to Ch$ 10,769 million in the first half of 2011, 36.5% reduction compared with the same period of 2010. This is mainly explained by 18.1% fall in physical sales and 3.2% reduction in average sale prices.

PRESS RELEASE 1H2011

Table 11
El Chocón	Million Ch$				Thousand US$
	1H10	1H11	Var 1H10 - 1H11	Chg%	1H11
Operating Revenues	29,243	23,183	(6,060)	(20.7%)	48,746
Procurement and Services	(8,248)	(8,748)	(500)	(6.1%)	(18,394)
Contribution Margin	20,995	14,435	(6,560)	(31.2%)	30,352
Other Costs	(2,445)	(2,253)	192	7.8%	(4,738)
Gross Operating Income (EBITDA)	18,550	12,182	(6,368)	(34.3%)	25,614
Depreciation and Amortization	(1,591)	(1,413)	179	11.2%	(2,970)
Operating Income	16,958	10,769	(6,189)	(36.5%)	22,644
Figures may differ from those accounted under Argentine GAAP.

Table 11.1
El Chocón	1H10	1H11	Var 1H10 - 1H11	Chg%
GWh Produced	1,533	1,132	(400)	(26.1%)
GWh Sold	1,704	1,395	(309)	(18.1%)
Market Share	3.1%	2.4%	(0.7) pp.

Most important changes in the market

•         The operation of the reservoirs continues to be controlled by the Dispatch Organism (OED) in order to preserve the largest volume of water to be used in winter. Consequently dispatch is being made while maintaining minimum distributable flows per basin.

•         Demand in the first half 2011 was 57,805 GWh, representing growth of 5.7 % compared to the same period of 2010 (54,684 GWh). During June, SADI reported an historic maximum in power of 20,913 MW and in energy of 432.8 GWh.

Market Risk Analysis

•           Hydrological Situation: El Chocón reservoir in June 30 marked a depth of 377.05 m. above sea level (asl) (equivalent to 982.1 GWh stored, 61% of the reservoir’s capacity), which is below the 377.46 masl at the end of June 2010 (i.e. around 50 GWh less). The water flows in Comahue basin averaged around 64% of the historic average in the second quarter 2011.

•         Market prices in Argentina are limited to Ar$120 per MWh as a result of Resolution SE-240 of 2003. During the second quarter of the year, the average market price was Ar$119.84 per MWh (approx. US$ 29.2 per MWh) which represents a 2% increase compared with the same period of the year before (Ar$ 117.1 per MWh – approx. US$29.9 per MWh).

Investments

In Argentina, since 2010 until now, Endesa Costanera has been working to obtain resources from the local authorities, in order to improve the operational status of its steam turbines. Currently, the Company is working with the government in the documentation needed for the trust. From a technical point of view, the specifications needed in order to start with the activities that will allow the Company to fulfill with the committed availability were completed. With this initiative and others that are currently being developed, Endesa Costanera will contribute significantly to ensure the energy supply in the central area of Buenos Aires.

PRESS RELEASE 1H2011

Chile

Operating Income amounted Ch$ 125,280 million, representing a decrease of 43.1% when compared to the previous year, explained by a 30.8% increase in procurement and service costs, mainly due to higher energy purchases.

Operating revenues declined by Ch$ 5,785 million as physical sales fell by 3.3%, due to a reduced hydroelectric availability which implied lower sales on the spot market. This negative effect was compensated by a 4.9% increase in average energy prices in peso terms and greater sales to regulated customers, recovering with respect to the first half of last year.

EBITDA, or gross operating result, from the Chilean business amounted to Ch$ 166,489 million to June 2011, which represents a fall of 38.3% compared to the Ch$ 270,008 million for the same period of 2010.

Table 12
Chilean Electricity Business	Million Ch$				Thousand US$
	1H10	1H11	Var 1H10 - 1H11	Chg%	1H11
Operating Revenues	620,971	615,186	(5,785)	(0.9%)	1,293,550
Procurement and Services	(310,108)	(405,528)	(95,419)	(30.8%)	(852,701)
Contribution Margin	310,863	209,659	(101,204)	(32.6%)	440,849
Other Costs	(40,855)	(43,170)	(2,315)	(5.7%)	(90,774)
Gross Operating Income (EBITDA)	270,008	166,489	(103,519)	(38.3%)	350,075
Depreciation and Amortization	(49,818)	(41,208)	8,610	17.3%	(86,648)
Operating Income	220,190	125,280	(94,909)	(43.1%)	263,427

Table 12.1
Chilean Electricity Business	1H10	1H11	Var 1H10 - 1H11	Chg%
GWh Produced	10,140	9,188	(952)	(9.4%)
GWh Sold	10,517	10,169	(348)	(3.3%)
Market Share	39.9%	35.4%	(4.5) pp.

Most important changes in the market

•         Changes in energy sales: Total energy sales in Chile (SIC + SING) for the first half of 2011 were 28,737 GWh, representing growth of 8.6% over the same period of 2010. The SIC increased by 9.9% and the SING by 6.0%.

Market risk analysis

•         Hydrological year ended June 30, 2011 showed a probability of surplus of affluent energy of 86.9%, which places it as a dry year.

•         As a result of lower hydrology, the average spot energy price on the SIC for the second quarter 2011, measured at Alto Jahuel 220 kV, increased over the previous year, from US$ 147.6 per MWh to US$ 242.7 per MWh. On the SING, the average energy spot price increased from US$ 121.3 per MWh to US$ 121.5 per MWh.

•         On July 1, 2011, reservoir levels accumulated approximately 1,886 GWh of energy equivalent, approximately 36% lower than the level at July 1, 2010, which equates to approx 1,082 GWh less. In respect to the maximum energy storage, the system’s reservoirs level is in the range of 17%.

PRESS RELEASE 1H2011

Investments

•         As a result of the earthquake which seriously affected Chile’s Bío-Bío Region, the start-up of the Bocamina II plant, which was under construction, was postponed from its original start-up date. The severity of the earthquake caused problems to the works, and a detailed inspection to evaluate the impacts was carried out, mainly to the boiler, the crane bridge and the siphon works. Endesa Chile’s first estimates indicated that the plant’s start up was expected to December 2011 but delays in critical activities of the project indicate that the commercial start up should take place in March 2012.

•         Among the projects that Endesa Chile is studying is the HidroAysén project. The project consists of the construction of a hydroelectric complex of 2,750 MW whose average generation would reach 18,430 GWh-year. Regarding the environmental qualification process, the Aysén Region Environmental Evaluation Committee approved the project’s environmental impact assessment on May 9. Later, on May 16, the Environmental Evaluation Service notified Centrales Hidroeléctricas de Aysén S.A. of the environmental qualification resolution. Following the procedures, an appeal was made to the Environmental Evaluation Service on June 24 with respect to 20 of the 104 additional requirements contained in the environmental qualification resolution. This appeal should be resolved by the Ministers’ Committee in the next few months, according to the term specified in the environmental legislation.

Colombia

Operating Income was Ch$ 98,836 million as of June 2011, a 15.4% lower than in June 2010. The principal impact arose from the one-time effect of the equity tax reform which implied booking on January 1, 2011 the entire amount of this tax payable in the 2011-2014.

Additionally, Operating Revenues decreased by Ch$ 32,116 million, explained by a 13.2% reduction in the average energy sale price. Physical energy sales increased 1.2% due to higher hydro generation. As a consequence of this, energy purchases and fuel costs fell by Ch$ 39.605 million and Ch$ 12.856 million, respectively.

EBITDA, or gross operating income, in Colombia declined 15.6% in the first half of 2011, to Ch$ 115,984 million, mainly explained by the negative impact of the above-mentioned tax reform.

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was negative, resulting in a 3.8% reduction in Chilean pesos as of June 2011.

Table 13
Emgesa	Million Ch$				Thousand US$
	1H10	1H11	Var 1H10 - 1H11	Chg%	1H11
Operating Revenues	264,343	232,228	(32,116)	(12.1%)	488,304
Procurement and Services	(110,319)	(59,460)	50,858	46.1%	(125,027)
Contribution Margin	154,024	172,767	18,743	12.2%	363,277
Other Costs	(16,585)	(56,783)	(40,199)	(242.4%)	(119,398)
Gross Operating Income (EBITDA)	137,440	115,984	(21,456)	(15.6%)	243,879
Depreciation and Amortization	(20,565)	(17,148)	3,417	16.6%	(36,056)
Operating Income	116,875	98,836	(18,039)	(15.4%)	207,823
Figures may differ from those accounted under Colombian GAAP.

Table 13.1
Emgesa	1H10	1H11	Var 1H10 - 1H11	Chg%
GWh Produced	5,098	5,510	411	8.1%
GWh Sold	7,138	7,224	86	1.2%
Market Share	17.7%	18.6%	0.9 pp.

PRESS RELEASE 1H2011

Most important changes in the market

•         Based on the state of exception for winter emergency, the government established a surcharge of 25% on the equity tax of 2011, so the tax rises from an effective rate of 4.8% on net equity on January 1, 2011 to 6%.

•         Accumulated demand during the first half of 2011 was 27,927 GWh, which represents a decrease of 0.3% with respect to the same period of 2010 (27,840 GWh).

Market risk analysis

•         Total contributions to the SIN were affected by the presence of the La Niña phenomenon (contributions above the historic average) in the second quarter 2011. The contributions of the SIN were 160% with respect to the historic average; those of Guavio were 111% (normal-humid), those of Betania were 139% (humid) and those of the plants of the Bogotá River chain were 301% (humid). The level of the most representative reservoir for Endesa Chile (Guavio) was 97% of maximum capacity at June 30, 2011, equivalent to 2,052 GWh (approx. 769 GWh above the level at the same date in 2010).

•         Spot price: The average price of the monomic exchange for the first half of 2011 was Col$ 63.9 per kWh (approx US$ 35.8 per MWh), which represents a fall of 51% compared to the same period of 2010 when the system was under the full influence of the El Niño phenomenon (drought).The important decrease in prices is primarily due to La Niña phenomenon causing more rains than usual.

Investments

In Colombia, one the assignment of firm energy obligations process was accomplished for projects to come, we started the construction of El Quimbo hydroelectric project, of Emgesa, with an installed capacity of 400 MW and with the obligation to supply energy of up to 1,650 GWh/year. The contract has a 20-year term, starting in December 2014. On May 27, 2011, the Ministry of the Environment, Housing and Territorial Development (MAVDT) approved, by its Resolution 0971, the modification of the environmental license, authorizing Emgesa to build a road on the left bank and the use of new sources of materials and depot.

PRESS RELEASE 1H2011

Peru

Edegel

Operating Income was Ch$ 57,508 million, representing a 48.7% increase over June 2010. This is mainly explained by a decrease of Ch$ 10,875 million in employee expenses and an increase of Ch$ 5,614 million in energy sales, supported by a 14.2% rise in physical sales which more than offset a 6.2% reduction in the average energy sale price.

The above was partially compensated by increased fuel and transportation costs of Ch$ 3,566 million, due to the larger thermal generation of Edegel.

The net effect of translating the financial statements from Peruvian soles to Chilean pesos in both periods was negative, resulting in a 7.3% decrease in Chilean pesos as of June 2011.

Table 14
Edegel	Million Ch$				Thousand US$
	1H10	1H11	Var 1H10 - 1H11	Chg%	1H11
Operating Revenues	109,444	115,117	5,674	5.2%	242,057
Procurement and Services	(40,057)	(40,721)	(664)	(1.7%)	(85,623)
Contribution Margin	69,387	74,396	5,010	7.2%	156,433
Other Costs	(11,080)	557	11,637	105.0%	1,172
Gross Operating Income (EBITDA)	58,307	74,954	16,647	28.6%	157,605
Depreciation and Amortization	(19,633)	(17,446)	2,187	11.1%	(36,684)
Operating Income	38,674	57,508	18,834	48.7%	120,921
Figures may differ from those accounted under Peruvian GAAP.

Table 14.1
Edegel	1H10	1H11	Var 1H10 - 1H11	Chg%
GWh Produced	4,101	4,657	556	13.6%
GWh Sold	4,157	4,746	589	14.2%
Market Share	28.6%	30.0%	1.4 pp.

Most important changes in the market

•         Changes in energy sales on the grid: Estimated sales for the first half 2011 were 15,838 GWh, representing growth of 8.7% over the same quarter of 2010 (14,573 GWh).

Market risk analysis

•         Hydrological risk: Edegel’s total volume stored in lakes and reservoirs at the end of June 2011 was approximately 270.84 million m3, which represents 95% of total capacity (9% above the level at the same date in 2010). During this quarter, flows in the Rimac basin were 139% with respect to the historic average (humid). In this period, the Tulumayo and Tarma Rivers maintained flows that were 114% (humid) and 143% (humid) respectively of the historic average.

PRESS RELEASE 1H2011

Main Risks associated to the activities of Endesa Chile

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

➢  To comply with the rules of good corporate governance.

➢  To comply strictly with all Endesa Chile’s regulations.

➢  The Group’s risk committee is the organ responsible for defining, approving and updating the basic principles for motivating actions relating to risk.

➢  Risk governance is organized operationally through the functions of risk control and risk management, each independent of the other.

➢  Each business and corporate area defines:

                                  I.         The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

                                II.         Criteria about counterparties.

                              III.         Authorized operators.

➢  Businesses and corporate areas established for each market in which they operate, their exposure to risk in line with the defined strategy.

➢  The limits of the businesses are ratified by the Group’s risks committee.

➢  All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

➢  The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results. Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 68% as of June 2011 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

	Jun-2011	Dec-2010
	%	%
Fixed Interest Rate	68%	70%
Variable Interest Rate	32%	30%
Total	100%	100%

PRESS RELEASE 1H2011

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to the dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk of some commodities, basically fuel purchases for the electricity generation and energy trading transactions in the local markets.

In order to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with unregulated customers.

In view of the operative conditions faced by the electricity generation market in Chile, like extreme drought and rising oil prices, the company has decided to take a hedge to place a cap on the Brent price for consumption projected for the period April-July 2011. Market and operative conditions will be constantly analyzed to adjust the volume hedged or take new hedges for the following months.

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts needed to support future estimated needs for a period defined based on the situation and the expectations of debt and capital markets.

The above projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further detail with respect to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4 of the Financial Statements, respectively.

As of June 30, 2011, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 229,581 million, and Ch$ 240.513  million in long term committed credit facilities.  As of December 31, 2010, the company’s liquidity was Ch$ 333,270 million in cash and cash equivalents and Ch$ 144,776 million in long term committed credit facilities.

PRESS RELEASE 1H2011

Credit Risk

•        Commercial account receivables

Regarding the credit risk on accounts receivable from commercial activities, this risk has been historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk, which as stated above are limited and measured.

•        Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having at least 2 investment grade ratings from among the 3 principal international credit-rating agencies (Moody’s, S&P and Fitch).

Placements are backed with treasury bonds of the countries where it operates and/or paper issued by top-line banks, giving priority to the former whenever possible and depending on market conditions.

The contracting of derivatives is carried out with highly-solvent entities, resulting in around 90% of transactions being with entities whose rating is “A” or above.

Risk Measurement

Endesa Chile assess the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

➢  US dollar Libor interest rate.

➢  In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

➢  The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Monte-Carlo methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risks variables calculated based on the historic logarithmic returns of the price.

PRESS RELEASE 1H2011

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

Financial position	Jun-2011	Dec-2010
	M$	M$
Interest rate	46,691,891	20,338,359
Exchange rate	817,468	245,827
Correlation	(1,391,197)	3,063,908
Total	46,118,162	23,648,094

The value-at-risk positions have evolved during the first half of 2011 and year 2010 as a function of the start/maturity of the operations over each period.

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt of specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default of two bank revolving debt facilities at Endesa Chile. Furthermore, these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its Chilean subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

There are no loan-agreement clauses by which changes in the corporate or debt rating of these companies by the credit-rating agencies produces the obligation to prepay debt.  However, a change in the foreign-currency debt credit rating by the agency Standard & Poor’s (S&P) may produce a change in the applicable margin for determining the interest rate on the syndicated loan signed in 2006 and local facilities signed in 2009.

PRESS RELEASE 1H2011

Sustainability and the Environment

Endesa Chile Sustainability Report 2010 was prepared under the international guidelines set out in the Global Reporting Initiative (GRI), using the third version of the guide for the preparation of sustainability reports (GRI-G3) and incorporating the indicators in the electricity sector supplement. This report was submitted to external verification by the auditing firm Ernst &Young, and obtained from the GRI the maximum qualification for its level of application, i.e. A+. The document was distributed to the company’s principal stakeholders and published on its web site in Spanish and English.

In order to disseminate the company’s sustainability policy and plan, plus the highlights of the year 2010, the Endesa Chile Sustainability Book was prepared and distributed to every one of the organization’s personnel.

On April 29, the Global Compact Network Chile Good Practices Report was made public. This document, on which Endesa Chile worked jointly with another 22 companies, gathers together outstanding initiatives of the member organizations of the network in the application of the ten principles of the Global Compact, where Endesa Chile was praised for its work with the Fundación Pehuén in Principle 1, related to the protection of human rights.

The Company’s sustainability evaluation process is fundamental to Endesa Chile’s value-creation model. The company therefore submits voluntarily to different instruments, national and international, to evaluate its performance and compare its management in corporate sustainable development (CSR). In the second quarter, the Company submitted information for different evaluations like the PROhumana Ranking of Social Responsibility, OEKOM Corporate Rating and Justmeans Global 1000 Sustainability Ranking.

Regarding our environmental management, of the 25,372 GWh generated during the first half of 2011, 100% was generated by power plants which Environmental Management System (SGA in Spanish) is certified in accordance with ISO 14001 Standard. Likewise, 100% was generated by power plants which Occupational Safety and Health Management Standard System (SGS&SO in Spanish) is certified in accordance with OHSAS 18001, showing the commitment of the company with the environment and safety at work.

Finally, the 11th Latin American Environmental Meeting was held in Lima, Peru, the book “Introduction to the calculation of ecological water flows, an analysis of current trends” was published, the Regional Environmental Report 2010 was prepared and the first follow-up report was prepared to the “Action plan for ensuring permanent compliance with the emission limits of the thermal plants of Endesa Generation South America”.

PRESS RELEASE 1H2011

Book Value and Economic Value of Assets

The following can be mentioned with respect to the most important assets:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, plant and equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium over the cost of acquisition regarding the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any impairment has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for impairment (see Note 3.c of the Financial Statements).

Throughout the fiscal period, and fundamentally at the closing, an evaluation is made to ensure that there is no indication that any asset might have suffered a loss for impairment. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the cash generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the Financial Statements.

PRESS RELEASE 1H2011

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’s subsidiary, as of June 2010 and 2011 is detailed below:

Table 15
	1H10			1H11
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	139,866	(133,269)	6,597	180,888	(173,191)	7,698
Chocón	29,243	(12,284)	16,958	23,183	(12,414)	10,769
Investment Vehicles in Argentina	21	(81)	(59)	-	(23)	(23)
Edegel	109,444	(70,770)	38,674	115,117	(57,610)	57,508
Investment Vehicles in Peru	-	(86)	(86)	-	(85)	(85)
Emgesa	264,343	(147,468)	116,875	232,228	(133,391)	98,836
Investment Vehicles in Colombia	-	-	-	(12)	56	43
Consolidation Foreign Subsidiaries Adjustments	(439)	439	-	(338)	338	-
Endesa Chile and Chilean subsidiaries	636,093	(412,540)	223,553	625,112	(497,238)	127,875
Total Consolidation	1,178,571	(776,059)	402,512	1,176,178	(873,556)	302,621

Table 15.1
	1H11
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Costanera	380,353	(364,167)	16,186
Chocón	48,746	(26,102)	22,644
Investment Vehicles in Argentina	-	(48)	(48)
Edegel	242,057	(121,136)	120,921
Investment Vehicles in Peru	-	(178)	(178)
Emgesa	488,304	(280,481)	207,823
Investment Vehicles in Colombia	(26)	117	91
Consolidation Foreign Subsidiaries Adjustments	(710)	710	-
Endesa Chile and Chilean subsidiaries	1,314,420	(1,045,539)	268,881
Total Consolidation	2,473,144	(1,836,823)	636,320

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

PRESS RELEASE 1H2011

MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES

Table 16
1H11	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	7,117.8	1,031.5	8,149.3	1,038.5	9,187.8
Hydro generation	3,450.7	1,031.5	4,482.2	-	4,482.2
Thermo generation	3,599.6	-	3,599.6	1,038.5	4,638.1
Wind generation	67.5	-	67.5	-	67.5
Purchases	3,664.5	179.0	838.3	357.0	1,195.3
Purchases to related companies	3,005.2	-	3,005.2	-	3,005.2
Purchases to other generators	33.5	-	33.5	-	33.5
Purchases at spot	625.7	179.0	804.8	357.0	1,161.7
Transmission losses, pump and other consumption	189.0	2.8	191.8	23.0	214.7
Total electricity sales	10,593.2	1,207.8	8,796.4	1,372.5	10,168.9
Sales at regulated prices	6,306.3	-	6,306.3	385.7	6,692.0
Sales at unregulated prices	2,280.1	110.5	2,390.6	963.6	3,354.2
Sales at spot marginal cost	-	99.5	99.5	23.2	122.6
Sales to related companies generators	2,006.9	997.8	3,004.6	-	3,004.6
TOTAL SALES OF THE SYSTEM	21,633.9	21,633.9	21,633.9	7,103.1	28,737.0
Market Share on total sales (%)	39.7%	1.0%	40.7%	19.3%	35.4%

1H10	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	7,827.2	1,304.8	9,132.0	1,008.2	10,140.2
Hydro generation	4,726.7	1,304.8	6,031.5	-	6,031.5
Thermo generation	3,040.0	-	3,040.0	1,008.2	4,048.2
Wind generation	60.5	-	60.5	-	60.5
Purchases	3,089.4	12.2	198.8	383.5	582.3
Purchases to related companies	2,902.8	-	2,902.8	-	2,902.8
Purchases to other generators	186.6	12.2	198.8	-	198.8
Purchases at spot	-	-	-	383.5	383.5
Transmission losses, pump and other consumption	186.5	6.0	192.5	13.1	205.7
Total electricity sales	10,729.9	1,310.9	9,138.6	1,378.6	10,517.2
Sales at regulated prices	6,128.1	-	6,128.1	371.7	6,499.9
Sales at unregulated prices	1,984.3	120.9	2,105.2	977.5	3,082.7
Sales at spot marginal cost	590.6	314.7	905.3	29.3	934.6
Sales to related companies generators	2,026.9	875.3	2,902.2	-	2,902.2
TOTAL SALES OF THE SYSTEM	19,684.6	19,684.6	19,684.6	6,700.6	26,385.2
Market Share on total sales (%)	44.2%	2.2%	46.4%	20.6%	39.9%
(*) Subsidiaries Non Registren in the Superintendency of Securities and Insurance.

PRESS RELEASE 1H2011

MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES

Table 17
1H11	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	4,885.0	1,132.4	6,017.4	9,187.8	5,509.7	4,657.3	16,184.4	25,372.2
Hydro generation	-	1,132.4	1,132.4	4,482.2	5,295.8	2,547.7	8,975.9	13,458.1
Thermo generation	4,885.0	-	4,885.0	4,638.1	213.9	2,109.6	7,208.5	11,846.5
Wind generation	-	-	-	67.5	-	-	-	67.5
Purchases	82.8	262.6	345.4	1,195.3	1,775.3	190.6	2,311.4	3,506.6
Purchases to related companies	-	-	-	3,005.2	-	-	-	3,005.2
Purchases to other generators	-	-	-	33.5	282.9	-	282.9	316.4
Purchases at spot	82.8	262.6	345.4	1,161.7	1,492.4	190.6	2,028.4	3,190.2
Transmission losses, pump and other consumption	49.0	-	49.0	214.7	60.9	101.7	211.6	426.3
Total electricity sales	4,918.8	1,395.1	6,313.8	10,168.9	7,224.1	4,746.2	18,284.2	28,453.1
Sales at regulated prices	-	-	-	6,692.0	3,636.1	3,088.8	6,725.0	13,417.0
Sales at unregulated prices	357.0	713.8	1,070.7	3,354.2	1,444.0	1,236.7	3,751.5	7,105.7
Sales at spot marginal cost	4,561.8	681.3	5,243.1	122.6	2,144.0	420.6	7,807.8	7,930.4
Sales to related companies generators	-	-	-	3,004.6	-	-	-	3,004.6
TOTAL SALES OF THE SYSTEM	57,804.9	57,804.9	57,804.9	28,737.0	38,858.2	15,838.3
Market Share on total sales (%)	8.5%	2.4%	10.9%	35.4%	18.6%	30.0%

1H10	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	3,939.8	1,532.9	5,472.7	10,140.2	5,098.2	4,101.0	14,671.9	24,812.0
Hydro generation	-	1,532.9	1,532.9	6,031.5	4,348.5	2,477.5	8,358.8	14,390.3
Thermo generation	3,939.8	-	3,939.8	4,048.2	749.7	1,623.5	6,313.1	10,361.3
Wind generation	-	-	-	60.5	-	-	-	60.5
Purchases	83.3	171.2	254.5	582.3	2,103.9	157.4	2,515.8	3,098.1
Purchases to related companies	-	-	-	2,902.8	-	-	-	2,902.8
Purchases to other generators	-	-	-	198.8	188.4	-	188.4	387.1
Purchases at spot	83.3	171.2	254.5	383.5	1,915.6	157.4	2,327.5	2,711.0
Transmission losses, pump and other consumption	37.3	-	37.3	205.7	63.9	101.3	202.5	408.2
Total electricity sales	3,985.8	1,704.1	5,689.9	10,517.2	7,138.3	4,157.1	16,985.2	27,502.4
Sales at regulated prices	-	-	-	6,128.1	4,181.1	2,763.1	6,944.2	13,072.3
Sales at unregulated prices	367.6	690.9	1,058.6	3,454.4	1,252.5	937.6	3,248.7	6,703.1
Sales at spot marginal cost	3,618.2	1,013.1	4,631.3	934.6	1,704.7	456.3	6,792.3	7,726.9
Sales to related companies generators	-	-	-	2,902.2	-	-	-	2,902.2
TOTAL SALES OF THE SYSTEM	54,403.6	54,403.6	54,403.6	26,385.2	40,386.5	14,527.5
Market Share on total sales (%)	7.3%	3.1%	10.5%	39.9%	17.7%	28.6%

MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES

Table 17.1
	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	1,137.2	215.2	1,352.3
Hydro generation	1,137.2	-	1,137.2
Thermo generation	-	215.2	215.2
Wind generation	-	-	-
Purchases	639.7	1,129.8	1,769.5
Purchases to related companies	-	-	-
Purchases to other generators	2.5	307.0	309.6
Purchases at spot	637.1	822.8	1,459.9
Transmission losses, pump and other consumption	(15.3)	10.7	(4.6)
Total electricity sales	1,792.1	1,334.3	3,126.4
Sales at regulated prices	578.2	1,334.3	1,912.5
Sales at unregulated prices	954.4	-	954.4
Sales at spot marginal cost	259.5	-	259.5
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	205,267.4	205,267.4	205,267.4
Market Share on total sales (%)	0.9%	0.7%	1.5%

1H10	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	1,524.7	449.8	1,974.5
Hydro generation	1,524.7	-	1,524.7
Thermo generation	-	449.8	449.8
Wind generation	-	-	-
Purchases	358.8	942.1	1,300.9
Purchases to related companies	-	-	-
Purchases to other generators	2.5	340.6	343.1
Purchases at spot	356.3	601.5	957.8
Transmission losses, pump and other consumption	(42.7)	10.9	(31.8)
Total electricity sales	1,926.2	1,381.0	3,307.2
Sales at regulated prices	627.8	1,333.9	1,961.8
Sales at unregulated prices	913.9	-	913.9
Sales at spot marginal cost	384.5	47.0	431.5
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	198,662.6	198,662.6	198,662.6
Market Share on total sales (%)	1.0%	0.7%	1.7%

PRESS RELEASE 1H2011

Brazil

Endesa BraSil

Operating Income amounted to Ch$ 272,235 million, 8.2 % higher than the Ch$ 251,637 million reported as of June 30, 2010.

Table 18
Endesa Brasil	(Million Ch$)				(Thousand US$)
	1H10	1H11	Var 1H10 - 1H11	Chg %	1H11
Total Revenues	1,038,180	1,068,338	30,158	2.9%	2,246,391
Procurements and Services	(570,995)	(601,757)	(30,762)	(5.4%)	(1,265,312)
Contribution Margin	467,185	466,581	(604)	(0.1%)	981,079
Other Costs	(131,762)	(153,338)	(21,577)	(16.4%)	(322,424)
Gross Operating Income (EBITDA)	335,424	313,243	(22,181)	(6.6%)	658,655
Depreciation and Amortization	(83,787)	(41,008)	42,779	51.1%	(86,228)
Operating Income	251,637	272,235	20,598	8.2%	572,427
Net Financial Income	(45,223)	(27,350)	17,873	39.5%	(57,509)
Financial income	49,911	69,186	19,275	38.6%	145,477
Financial expenses	(98,731)	(98,223)	509	0.5%	(206,533)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	3,598	1,687	(1,911)	(53.1%)	3,547
Gains	21,090	5,047	(16,043)	(76.1%)	10,612
Losses	(17,492)	(3,360)	14,132	80.8%	(7,065)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	97	-	(97)	(100.0%)	-
Net Income before Taxes	206,511	244,885	38,374	18.6%	514,919
Income Tax	(46,419)	(52,735)	(6,317)	(13.6%)	(110,886)
NET INCOME	160,092	192,150	32,057	20.0%	404,032
Net Income Attributable to Owners of the Company	100,400	129,481	29,080	29.0%	272,259
Net Income Attributable to Minority Interest	59,692	62,669	2,977	5.0%	131,774

Generation

Cachoeira

Operating Income rose by Ch$ 6,664 million, amounting to Ch$ 39,879 million in June 2011. The latter is the outcome of a 20.6% increase on average prices measured in local currency, fully offsetting a 7.0% decrease in physical sales.

Net effect of translating the financial statements from the Brazilian real to the Chilean pesos in both periods was positive, resulting in a 0.1% increase in Chilean pesos as of June 2011.

PRESS RELEASE 1H2011

Table 19
Cachoeira	Million Ch$				Thousand US$
	1H10	1H11	Var 1H10 - 1H11	Chg%	1H11
Operating Revenues	52,876	59,300	6,424	12.1%	124,690
Procurement and Services	(12,850)	(12,608)	242	1.9%	(26,511)
Contribution Margin	40,026	46,692	6,667	16.7%	98,180
Other Costs	(3,268)	(2,982)	285	8.7%	(6,271)
Gross Operating Income (EBITDA)	36,758	43,710	6,952	18.9%	91,909
Depreciation and Amortization	(3,543)	(3,831)	(288)	(8.1%)	(8,056)
Operating Income	33,215	39,879	6,664	20.1%	83,853
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Cachoeira	1H10	1H11	Var 1H10 - 1H11	Chg%
GWh Produced	1,525	1,137	(388)	(25.4%)
GWh Sold	1,926	1,792	(134)	(7.0%)
Market Share	1.0%	0.9%	(0.1) pp.

Fortaleza (cgtf)

Operating Income decreased by Ch$ 7,465 million, amounting to Ch$ 23,819 when compared to the same period of 2010. This decrease is primarily the result of lower average prices and lower physical sales reaching to 1,334 GWh in June 2011.

The net effect of translating the financial statements from the Brazilian real to the Chilean pesos in both periods was negative, resulting in a 0.1% decrease in Chilean pesos as of June 2011.

Table 20
Fortaleza	Million Ch$				Thousand US$
	1H10	1H11	Var 1H10 - 1H11	Chg%	1H11
Operating Revenues	68,966	61,169	(7,797)	(11.3%)	128,620
Procurement and Services	(30,115)	(29,440)	674	2.2%	(61,904)
Contribution Margin	38,851	31,729	(7,122)	(18.3%)	66,715
Other Costs	(3,556)	(3,822)	(266)	(7.5%)	(8,036)
Gross Operating Income (EBITDA)	35,295	27,907	(7,389)	(20.9%)	58,679
Depreciation and Amortization	(4,011)	(4,087)	(77)	(1.9%)	(8,595)
Operating Income	31,285	23,819	(7,465)	(23.9%)	50,085
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Fortaleza	1H10	1H11	Var 1H10 - 1H11	Chg%
GWh Produced	450	215	(235)	(52.2%)
GWh Sold	1,381	1,334	(47)	(3.4%)
Market Share	0.7%	0.7%	(0.0) pp.

Transmission

CIEN

Operating Income amounted to Ch$ 28,119 million, which represents an increase of Ch$ 36,142 million compared to June, 2010, due to the recognition of CIEN as a regulatory asset by local authorities since April 2011, allowing the billing of tolls according to RAP (permitted annual revenue) system and lower depreciation of fixed assets during this period.

PRESS RELEASE 1H2011

The net effect of translating the financial statements from the Brazilian real to the Chilean pesos in both periods was positive, resulting in a 0.1% increase in Chilean pesos as of June 2011.

Table 21
Cien	Million Ch$				Thousand US$
	1H10	1H11	Var 1H10 - 1H11	Chg%	1H11
Operating Revenues	11,595	17,047	5,452	47.0%	35,844
Procurement and Services	3,538	(2,591)	(6,129)	(173.2%)	(5,447)
Contribution Margin	15,133	14,456	(677)	(4.5%)	30,396
Other Costs	(6,180)	(3,526)	2,655	43.0%	(7,413)
Gross Operating Income (EBITDA)	8,952	10,930	1,978	22.1%	22,983
Depreciation and Amortization	(16,976)	17,188	34,164	201.2%	36,141
Operating Income	(8,024)	28,119	36,142	450.4%	59,125
Figures may differ from those accounted under Brazilian GAAP.

Distribution

Ampla

Operating Income amounted to Ch$ 97,707 million, a 4.7% decrease when compared to first semester 2010. The decrease is mostly explained by a lower purchase/sales margin in local currency of 3.4% and higher operating costs, especially related to external services. The above was partially offset by a 5.1% increase in sales volume that reached 5,217 GWh as of June 2011 and lower cost of depreciation, amortization and impairment by CH$ 10,882.

Energy losses decreased 1.4pp to 19.9%. Customer increased by 70,000 new clients, to a total exceeding 2.6 million clients.

Net effect of translating the financial statements from the Brazilian real to the Chilean pesos in both periods was negative, resulting in a 0.1% decrease in Chilean pesos as of June 2011.

Table 22
Ampla	Million Ch$				Thousand US$
	1H10	1H11	Var 1H10 - 1H11	Chg%	1H11
Operating Revenues	529,347	561,888	32,541	6.1%	1,181,479
Procurement and Services	(320,756)	(367,915)	(47,159)	(14.7%)	(773,614)
Contribution Margin	208,591	193,973	(14,618)	(7.0%)	407,866
Other Costs	(65,709)	(66,744)	(1,035)	(1.6%)	(140,342)
Gross Operating Income (EBITDA)	142,881	127,229	(15,652)	(11.0%)	267,524
Depreciation and Amortization	(40,404)	(29,522)	10,882	26.9%	(62,077)
Operating Income	102,477	97,707	(4,771)	(4.7%)	205,447
Figures may differ from those accounted under Brazilian GAAP.

Table 22.1
Ampla	1H10	1H11	Var 1H10 - 1H11	Chg%
Customers (Th)	2,535	2,605	70	2.8%
GWh Sold	4,965	5,217	253	5.1%
Clients/Employee	2,080	2,158	78	3.8%
Energy Losses (%)	21.3%	19.9%	(1.4) pp.

PRESS RELEASE 1H2011

Coelce

Operating income amounted to Ch$ 88,680 million, showing a decrease of 8.5% when compared to first semester 2010. The result is explained by a lower purchase/sales margin by 2.6% and a 0.6% decrease in physical sales.

Energy losses reached 11.9%. Customer base increased 130,000 new clients, to a total exceeding 3.1 million.

The net effect of translating the financial statements from the Brazilian real to the Chilean pesos in both periods was negative, resulting in a 0.1% decrease in Chilean pesos as of June 2011.

Table 23
Coelce	Million Ch$				Thousand US$
	1H10	1H11	Var 1H10 - 1H11	Chg%	1H11
Operating Revenues	442,553	427,438	(15,115)	(3.4%)	898,772
Procurement and Services	(277,968)	(273,795)	4,173	1.5%	(575,708)
Contribution Margin	164,586	153,643	(10,943)	(6.6%)	323,064
Other Costs	(48,927)	(44,385)	4,542	9.3%	(93,329)
Gross Operating Income (EBITDA)	115,658	109,258	(6,401)	(5.5%)	229,736
Depreciation and Amortization	(18,701)	(20,578)	(1,877)	(10.0%)	(43,268)
Operating Income	96,958	88,680	(8,278)	(8.5%)	186,467
Figures may differ from those accounted under Brazilian GAAP.

Table 23.1
Coelce	1H10	1H11	Var 1H10 - 1H11	Chg%
Customers (Th)	3,026	3,157	130	4.3%
GWh Sold	4,284	4,257	(28)	(0.6%)
Clients/Employee	2,366	2,457	91	3.8%
Energy Losses (%)	11.9%	11.9%	0.1 pp.

Ownership of the Company as of June 30, 2011

PRESS RELEASE 1H2011

Conference Call Invitation

Endesa Chile is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Friday, July 29, 2011, 10:00 AM Eastern Time (10:00 AM Chilean Time). There will be a question and answer session following management's comments. Representing Endesa Chile will be Mr. Eduardo Escaffi, Chief Financial Officer and the Investor Relations Team.

To participate, please dial +1 (617) 213 4862 or +1 (888) 713 4205 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 35009927.

To access the phone replay, please dial +1 (617) 801 6888 or +1 (888) 286 8010 (toll free USA), Passcode ID: 55806486.

For this Conference Call you can access previously to the pre-registration site at

https://www.theconferencingservice.com/prereg/key.process?key=P7MB8M8W4 and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the conference call replay through our Investor Relations website at http://www.endesa.cl.

PRESS RELEASE 1H2011

Contact Information

For further information, please contact us:

Susana Rey

Investor Relations Director

susana.rey@endesa.cl

(56-2) 630 96 06

Juan Pablo Vicuña Investor Relations Associate jpvp@endesa.cl (56-2) 630 9585	Irene Aguiló Investor Relations Associate iaguilo@endesa.cl (56-2) 630 96 04

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: July 28, 2011